EXECUTION COPY

AGREEMENT

AGREEMENT (this “Agreement”) entered into this 23rd day of July, 2007, between The Princeton Review, Inc., a Delaware corporation (the “Company”), and John Katzman (“Katzman”), a stockholder of the Company (both being sometimes referred to herein collectively as the “Parties” and each as a “Party”).

W I T N E S S E T H:

WHEREAS, the Company and certain purchasers (the “Purchasers”) of shares of the Company’s Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) have entered into a Series C Preferred Stock Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, relating to the issuance and sale by the Company of up to 60,000 shares of Series C Preferred Stock to the Purchasers, the Purchasers being listed on Schedule A hereto; and

WHEREAS, in accordance with Section 6.1(p) of the Purchase Agreement, the Company and Katzman are entering into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Parties agree as follows:

1.         Nomination Process. For so long as shares of Series C Preferred Stock representing at least five percent (5%) of the Company’s Common Stock, $0.01 par value per share (“Common Stock”) remain outstanding, assuming the full exercise of all options, warrants and other rights to purchase share of Common Stock and the full conversion and exchange of all securities of the company convertible into or exchangeable for shares of Common Stock, Katzman will not engage in any action, or fail to take any action, that would be inconsistent with the director nomination process set forth on Schedule B hereto. Without limiting the foregoing, Katzman, will not (i) nominate any person to be elected as a director of the Company that would be in place of a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto, (ii) encourage any third party to nominate any person to be elected as a director of the Company that would be in place of a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto, or (iii) vote, agree to vote, grant a proxy to be voted, or encourage any other Person (as defined in the Purchase Agreement) to vote, agree to vote or grant a proxy to vote any shares of the Company's Common Stock or other capital stock in favor of the election of any person as a director of the Company that would be in place of, or is in opposition to, a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto. Katzman will not transfer any shares of Common Stock beneficially owned by him to any Affiliate, family member or trust for the benefit of any of the foregoing without obtaining the agreement of such transferee to be bound by the foregoing.

 2.         Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (b) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

The Princeton Review, Inc.

2315 Broadway

New York, New York 10024

Attention: Chief Executive Officer

Facsimile No.: (212) 874-0775

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

One Financial Center

Boston, MA 02111

Attention: Richard R. Kelly

Facsimile No.: (617) 542-2241

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention: Joel F. Freedman, Esq.

Facsimile No.: (617) 951-7050

and

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Michael J. Nooney, Esq.

Facsimile No.: (650) 251-5002

If to Katzman:

320 Central ParkWest, #19B

New York, NY 10025

Facsimile No.: (212) 579-1552

or at such other address as the Company, as to itself or as to any of the Purchasers, or Katzman each may specify by written notice to the other Party. Any Party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the Party for whom it is intended. Either Party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other Party notice in the manner set forth in this Section 2.

3.         Amendment. This Agreement shall not be amended or terminated without the approval of Katzman and the Company by action of its board of directors, including the unanimous approval of the directors who are not affiliated with Katzman, with the consent of the holders of a majority of the shares of Series C Preferred stock then outstanding.

4.         No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver on the part of the Company shall be effective unless approved by action of its board of directors, including the unanimous approval of the directors who are not affiliated with Katzman, with the consent of the holders of a majority of the shares of Series C Preferred stock then outstanding

5.         Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties, the successors and permitted assigns of Katzman and the successors of the Company, whether so expressed or not. Neither of the Parties may assign its or his rights or obligations hereunder without the prior written consent of the other. This Agreement shall not inure to the benefit of or be enforceable by any other person or entity not a Party or such a successor or permitted assign.

6.         Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

7.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8.         Cumulative Remedies. None of the rights, powers or remedies conferred upon Katzman, on the one hand, or the Company, on the other hand, shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of Katzman and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

9.         Third Party Beneficiaries. Each of the Company and Katzman agree that as long as the Purchasers hold shares of Series C Preferred Stock, the Purchasers are intended third party beneficiaries of this Agreement and that all rights and benefits conferred by this Agreement shall extend to such Purchasers and such Purchasers are independently entitled for enforcement of its provisions.

10.       Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 2 shall be deemed effective service of process on such party.

11.       Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, KATZMAN AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR KATZMAN WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF KATZMAN AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. Katzman acknowledges that he has been informed by the Company that the provisions of this Section 11 constitute a material inducement upon which the Company is relying and will rely in entering into this Agreement. The Company may file an original counterpart or a copy of this Section 11 with any court as written evidence of the consent of the Company and Katzman to the waiver of the right to trial by jury.

12.       Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

13.       Entire Agreement. The Purchase Agreement and this Agreement contain the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede and replace all other prior agreements, written or oral, among the Parties with respect to the subject matter hereof and thereof.

14.       Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

15.       Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which will be deemed to be an original and, taken together, will constitute one agreement among the Parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE PRINCETON REVIEW, INC.

/s/ Michael J. Perik______________________

Name: Michael J. Perik

Title:	Chief Executive Officer

/s/ John Katzman________________________

John Katzman

Signature Page to Nomination Agreement

Schedule A

Bain Capital Venture Fund 2007, L.P. c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199 Facsimile No: (617) 516-2010
BCIP Venture Associates c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199 Facsimile No: (617) 516-2010
BCIP Venture Associates-B c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199 Facsimile No: (617) 516-2010
Prides Capital Fund I LP c/o Prides Capital Partners, L.L.C. 200 High Street, Suite 700 Boston, MA 02110 Facsimile No: (671) 778-9299
RGIP, LLC c/o Ropes & Gray LLP One International Place Boston, MA 02110 Attn: Joel F. Freedman, Esq. Facsimile No: (617) 951-7050

Schedule B

The Nominating Committee of the Company’s board of directors, on which the holders of the Series C Preferred Stock shall be entitled to have a representative, shall nominate 5 persons to be elected as directors by the holders of the Company’s Common Stock and may nominate the Company’s Chief Executive Officer as a 6th nominee to be so elected. The Company’s bylaws shall provide that, in addition to the directors elected by the holders of the Series C Preferred Stock, the Company’s board of directors shall have, and the nominees of the Nominating Committee shall include, three persons who qualify as “independent” directors under the rules of the Nasdaq Global Market (or any exchange on which the Company’s shares are listed) and whose nominations by the Nominating Committee shall require majority approval of the full Nominating Committee for the first twelve months following the closing of the sale of the Series C Preferred Stock and unanimity of the full Nominating Committee thereafter; provided that such provisions of the Company’s bylaws and the provision thereof fixing the number of directors shall not be amended or rescinded without the approving vote or consent of the holders of a majority of the Series C Preferred Stock. The Nominating Committee will ensure nominations will permit the Company to remain in compliance with applicable Nasdaq and SEC requirements for directors. Removals and the filling of vacancies shall be subject to provisions to carry out the intent and effect of the foregoing.